

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 20, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 2.02. Results of Operations and Financial Condition and Item 7.01. Regulation FD Disclosure.

On April 20, 2007, Caterpillar Inc. issued a press release reporting financial results for the quarter ended March 31, 2007 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits:

99.1   1st Quarter Results Press Release dated April 20, 2007.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 20, 2007   By: */s/James B. Buda*
                                                  James B. Buda
                                                  Vice President

Exhibit 99.1

Caterpillar Inc.
1Q 2007 Earnings Release

FOR IMMEDIATE RELEASE

Caterpillar Posts Record First Quarter and Raises 2007 Outlook

Strength outside North America offsets the impact of
significant weakness in U.S. housing and on-highway truck engines

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) today reported record first-quarter profit per share of $1.23, a $0.03 per share improvement from the first quarter of 2006. These results came despite severe weakness in two important North American industries. Sales and revenues of $10.016 billion were also a first quarter record and were up 7 percent from $9.392 billion in last year's first quarter.

"Despite major headwinds in North America related to housing and the sharp drop in demand for on-highway truck engines, Team Caterpillar stepped up to deliver a solid first quarter," said Chairman and Chief Executive Officer Jim Owens. "Our global reach, the breadth of our product line, the wide reach of the industries we serve and the strength of our *diversified service businesses* all contributed to our success in the first quarter. While we expected a sales decline in on-highway truck engines and U.S. housing-related markets, the continued strength in most of the other industries we serve and exceptional growth outside North America helped us deliver good results in a tough quarter."

Sales and revenues of $10.016 billion were up $624 million, or 7 percent, compared with $9.392 billion in the first quarter of 2006. The increase was a result of:

- $896 million improvement in *sales volume* outside North America
- $389 million of sales from Progress Rail, which was acquired in June of 2006
- $184 million of higher sales related to *currency* effects
- $105 million of improved *price realization*, despite an unfavorable geographic sales mix
- $46 million of additional *Financial Products* revenues

The increase was partially offset by a $996 million decline in sales volume in North America, which was largely a result of the following three factors:

- Dealer Machine Inventories—North American dealers added about $600 million to inventory during the first quarter of 2006 and reduced inventory slightly in the first quarter of 2007. While dealer inventories usually increase during the first quarter, the improvement this year was a joint effort with dealers and is consistent with our goal of improving velocity throughout the value chain.

- On-highway truck—a sharp drop in demand for on-highway truck engines

- Weak construction activity in North America—U.S. housing was particularly weak.

Profit of $816 million was down $24 million from the first quarter of 2006. Higher *core operating costs* and a higher tax rate more than offset the favorable effects of improved price realization, a $46 million gain on the sale of a security and the addition of Progress Rail.

Profit per share increased $0.03—from $1.20 per share in the first quarter of 2006 to $1.23. The improvement in profit per share was a result of strong cash flow over the past year that was used for stock repurchases, which reduced average diluted share count by 34 million from the first quarter 2006.

"Our focus in 2007 is on execution in the areas of safety, quality and velocity," commented Owens. "Throughout the company, we are using *6 Sigma* with the *Cat Production System* to improve safety and quality, add capacity and improve cost management."

Outlook
We have increased the 2007 outlook for sales and revenues and profit per share. We expect full-year sales and revenues in a range of $42 to $44 billion, up from $41.5 billion in 2006, and profit in a range of $5.30 to $5.80 per share, up from $5.17 per share in 2006. The previous outlook was for sales and revenues of $41.5 to $43.6 billion and profit per share of $5.20 to $5.70.

"With continued strength and diversity of the global industries we serve, our growing diversified service businesses, solid economic growth in the global economy and our focus on relentless execution, we are well-positioned for continued success," Owens said. "We're working hard to execute our strategy and are well on our way to delivering our financial goals for 2010."

(Complete outlook begins on page 10.)

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2006 sales and revenues of $41.517 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at http://www.cat.com.

Caterpillar contact:
> Rusty Dunn
> Corporate Public Affairs
> (309) 675-4803

Note: Glossary of terms included on pages 19-20; first occurrence of terms shown in bold italics.

Key Points

First Quarter 2007
(Dollars in millions except per share data)

	First Quarter 2006	First Quarter 2007	$ Change	% Change
Sales of Machinery and Engines ....$	8,743	$ 9,321	$ 578	7%
Revenues of Financial Products	649	695	46	7%
Total Sales and Revenues.................	9,392	10,016	624	7%
Profit per common share - diluted......$	1.20	$ 1.23	$ 0.03	3%

- *Machinery and Engines* sales improved $578 million—$389 million from the acquisition of Progress Rail, $184 million related to currency and $105 million of price realization—despite an unfavorable geographic sales mix. Sales volume, excluding Progress Rail, was $100 million lower.

- Excluding Progress Rail, sales volume declined $996 million in North America—the impact of dealer inventory changes and sharply lower demand for machinery used in housing and engines for on-highway truck applications. Outside North America sales volume increased $896 million, reflecting strong economic and industry growth.

- *Operating profit* declined $78 million (see page 9). Higher core operating costs were partially offset by higher price realization.

- The "Other income (expense)" line includes a $46 million gain on the sale of a security.

- Machinery and Engines operating cash flow was lower by $294 million.

- During the first quarter we repurchased 8 million shares at a cost of $511 million.

- During April we completed the stock repurchase program authorized in October 2003. Under this program we purchased almost 113 million shares for $6.4 billon.

Full-Year
(Dollars in billions except per share data)

	2006 Actual	Previous 2007 Outlook	Current 2007 Outlook
Sales and Revenues..........................	$41.5	$41.5 to $43.6	$42 to $44
Profit Per Share	$5.17	$5.20 to $5.70	$5.30 to $5.80

- The outlook for 2007 reflects below trend economic growth in the United States and an expectation of Fed interest rate cuts of 50 basis points later in 2007.

- Weak U.S. housing starts—1.5 million in 2007

- Continued expectation of a very weak industry for heavy-duty truck engines

- Continued strength in commodity prices at levels sufficient to encourage investment

- Solid 2007 economic and industry growth in most of the world outside North America

A question and answer section has been included in this release starting on page 15.

DETAILED ANALYSIS

First Quarter 2007 vs. First Quarter 2006



Consolidated Sales and Revenues Comparison
1st Qtr 2007 vs. 1st Qtr 2006

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between first quarter 2006 (at left) and first quarter 2007 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar. The bar entitled *Machinery* Volume includes Progress Rail sales. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Sales and revenues for first quarter 2007 were $10.016 billion, up $624 million, or 7 percent, from first quarter 2006. Machinery volume including Progress Rail was up $260 million. Excluding Progress Rail, Machinery volume was down $129 million. *Engines* volume was up $29 million. Currency had a positive impact on sales of $184 million due primarily to the strengthening of the euro. Price realization improved $105 million despite unfavorable geographic mix. In addition, Financial Products revenues increased $46 million.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
First Quarter 2006										
Machinery	$ 6,112		$ 3,528		$ 1,280		$ 582		$ 722	
Engines[1]	2,631		1,282		795		236		318	
Financial Products[2]	649		455		90		45		59	
	$ 9,392		$ 5,265		$ 2,165		$ 863		$ 1,099	
First Quarter 2007										
Machinery	$ 6,501	6%	$ 3,078	(13%)	$ 1,840	44%	$ 692	19%	$ 891	23%
Engines[1]	2,820	7%	1,168	(9%)	1,003	26%	250	6%	399	25%
Financial Products[2]	695	7%	485	7%	102	13%	53	18%	55	(7%)
	$ 10,016	7%	$ 4,731	(10%)	$ 2,945	36%	$ 995	15%	$ 1,345	22%

[1] Does not include internal engines transfers of $621 million and $570 million in first quarter 2007 and 2006, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2] Does not include internal revenues earned from Machinery and Engines of $104 million and $97 million in first quarter 2007 and 2006, respectively.

4

Machinery Sales

Sales of $6.501 billion were $389 million, or 6 percent, higher than first quarter 2006.

- Excluding Progress Rail, machine volume decreased $129 million. Sales volume declined in North America but increased in all other regions.

- Price realization increased $12 million.

- Currency benefited sales by $117 million.

- The acquisition of Progress Rail added $389 million to sales in North America.

- Shipments of some machines were delayed to implement quality improvements.

- Dealers added very little to inventories during the first quarter, so the total value of reported inventories was down slightly from a year ago. Inventories in months of supply were lower than a year earlier in all regions.

- In North America, sales volume was down significantly from a year earlier. Dealers made sizable reductions to their inventories and reported deliveries declined. Negative developments include a significant decline in housing construction, a slowdown in nonresidential construction and a decline in coal production.

- Sales volume increased in all regions outside North America, with the Europe, Africa/Middle East (*EAME*) region particularly strong. Most economies grew rapidly, and construction spending increased significantly with gains of 10 percent or more fairly common. Metals mining, coal mining and petroleum development also increased, contributing to growth in sales.

- Metals prices in the first quarter were well above year earlier prices, so dealers increased deliveries to metals mines in almost all regions. Industrial production increased rapidly outside North America, metals stocks remain low and mine output has increased slowly.

North America – Sales decreased $450 million, or 13 percent.

- Progress Rail sales were $389 million. Excluding Progress Rail, sales volume declined $851 million.

- Price realization increased $12 million.

- Machine volume declined from last year as dealers reported lower deliveries to end users. Also, North American dealers added about $600 million to inventory during the first quarter of 2006 and reduced inventory slightly in the first quarter of 2007. While dealer inventories usually increase during the first quarter, the improvement this year was a joint effort with dealers and is consistent with our goal of improving velocity throughout the value chain.

- Factors contributing to lower machine sales included weak activity in several applications, lower output prices in some sectors and tighter financial conditions. The latter increased uncertainty and prompted users to delay purchases, even in some applications where activity and output prices were favorable. These factors also caused dealers to add fewer machines to their rental fleets.

- The steep drop in housing construction continued to depress sales, particularly of smaller machines, as home contractors retrenched. Prices for new homes declined in the quarter, and the supply of new homes in months of sales reached the highest since the 1990/1991 recession.

- Contracts for nonresidential construction dropped 3 percent from a strong first quarter 2006. Commercial and industrial contracting slowed abruptly, and delays in passing a federal government budget limited the increase in highway funding.

- Coal mining had a bad first quarter. Production declined 3 percent, and the Central Appalachian coal price dropped 25 percent. Utilities reduced their coal burn in favor of natural gas last year, and coal stockpiles reached a four year high. Net coal exports also dropped to the lowest on record.

- Metals mining, quarrying and aggregates continued to do well in the first quarter. Metals prices rose more than 50 percent on average, and sand and gravel prices were up 9 percent. Metals mine production increased almost 3 percent in the first quarter.

EAME – Sales increased $560 million, or 44 percent.

- Sales volume increased $448 million.

- Price realization increased $8 million.

- Currency benefited sales by $104 million.

- Sales volume increased due to large gains occurring throughout the region. Dealers reported much higher deliveries to end users and increased inventories to support that growth. However, reported inventories in months of supply were lower than at the end of first quarter 2006.

- Sales volume in Europe benefited from low interest rates and improved economic growth. Housing construction continued to increase due to higher home prices, and mortgage lending in the Eurozone increased 10 percent. Nonresidential construction increased in response to favorable credit conditions and record corporate profits.

- Sales increased significantly in Africa/Middle East, starting the fourth consecutive year of rapid growth. Many countries have accumulated sizable foreign exchange holdings and are using these funds for infrastructure development. High commodity prices encouraged investment in petroleum, coal and metals mining, and good economic growth benefited building construction. The latest available data show that construction increased 20 percent in Turkey and 13 percent in South Africa.

- Sales in the CIS nearly doubled, starting the seventh consecutive year of growth. Contributing to higher sales in Russia were a 26 percent increase in construction and a 4 percent increase in mining. Significant sales growth also occurred in Kazakhstan and Ukraine. In Ukraine, mining increased 5 percent and construction 22 percent.

Latin America – Sales increased $110 million, or 19 percent.

- Sales volume increased $83 million.

- Price realization increased $25 million.

- Currency benefited sales by $2 million.

- Dealers reported much higher deliveries to end users and increased inventories slightly to support that growth. However, reported inventories in months of supply were lower than a year earlier.

- The region brought inflation under control, allowing central banks to reduce interest rates. Most countries increased export competitiveness, and foreign exchange holdings rose 27 percent over the past year. These improvements led to better economic growth.

- Better growth, along with increased revenues from energy and metals, benefited construction. Construction spending increased more than 5 percent in most of the larger economies and was the principal reason for increased machine sales.

Asia/Pacific – Sales increased $169 million, or 23 percent.

- Sales volume increased $126 million.

- Price realization increased $32 million.

- Currency benefited sales by $11 million.

- Dealers reported increased deliveries to end users but reduced inventories. Reported inventories in months of supply declined.

- Sales were strong in Australia, the result of growth in nonresidential construction and mining. Nonresidential building permits increased 36 percent in the first quarter, and exploration expenditures for mining increased 25 percent yearly over the past 3 years.

- Indonesia turned in a large sales gain as the rebound from the late 2005 downturn continued. Interest rates were about 375 basis points lower than a year earlier, and mining, boosted by coal exports, increased 7 percent.

- Strong growth in the Indian economy extended growth in machine sales into the sixth year. Based on the latest available data, construction increased 10 percent and mining nearly 4 percent.

- Sales in China continued to reflect good growth. As a result of strong economic growth and rising incomes, housing construction increased 18 percent and office construction nearly 20 percent. China has a large mining sector, and the latest data available indicate coal production increased 14 percent and iron ore mining 45 percent.

Engines Sales

Sales of $2.820 billion were $189 million, or 7 percent, higher than first quarter 2006.

- Sales volume increased $29 million.
- Price realization increased $93 million.
- Currency impact benefited sales by $67 million.

- Worldwide dealer-reported inventories in dollars and months of supply were up but continued to be supported by strong delivery rates.
- Price realization in the first quarter 2007 benefited from price increases implemented in third quarter 2006 and first quarter 2007.

North America – Sales declined $114 million, or 9 percent.

- Sales volume decreased $145 million.
- Price realization increased $31 million.
- Sales for on-highway truck applications declined 53 percent as the industry worked to consume 2006 pre-buy engines, and engine shipments decreased to accommodate the transition to 2007 emissions technology engines.
- Sales for petroleum applications increased 42 percent with widespread sustained demand for engines to support compression, drilling and well servicing and strong sales of turbines for gas transmission applications.

- Sales for electric power applications increased 43 percent supported by nonresidential construction and technology applications that were undergoing completion.
- Sales for industrial applications increased 11 percent from demand for air compressors, lighting towers and various types of Original Equipment Manufacturer (OEM) equipment.
- Sales for marine applications increased 15 percent supported by demand for workboats.

EAME – Sales increased $208 million, or 26 percent.

- Sales volume increased $123 million.
- Price realization increased $32 million.
- Currency impact increased sales by $53 million.
- Sales for electric power applications increased 25 percent with strong demand for larger generator sets to support infrastructure, particularly in the Middle East.
- Sales for industrial applications increased 27 percent with widespread demand for agriculture and other types of OEM equipment.

- Sales for marine applications increased 35 percent with increased demand for workboats, commercial oceangoing vessels and cruise ships.
- Sales for petroleum applications increased 40 percent, primarily from increased demand for turbines and turbine-related services to support oil production.

Latin America – Sales increased $14 million, or 6 percent.

- Sales volume increased $10 million.
- Price realization increased $4 million.
- Sales for electric power engines increased 48 percent from widespread investment supported by strong oil and commodity prices.

- Sales for petroleum applications declined 12 percent due to the absence of larger project sales of turbines and turbine-related services to support production and transmission.
- Sales into truck applications declined 18 percent with reduced demand for trucks.
- Sales into marine and industrial applications remained about flat.

Asia/Pacific – Sales increased $81 million, or 25 percent.

- Sales volume increased $41 million.

- Price realization increased $26 million.

- Currency impact benefited sales by $14 million.

- Sales for electric power applications increased 34 percent with strong demand for natural gas powered engines to support textile manufacturing and coal bed methane power plants.

- Sales for marine applications increased 37 percent with continued strong demand for shipbuilding.

- Sales for petroleum applications increased 28 percent with all of the increase driven by increased demand for turbines and turbine-related services to support production and transmission.

- Sales for industrial applications declined 11 percent with reduced demand for industrial OEM equipment.

Financial Products Revenues

Revenues of $695 million were an increase of $46 million, or 7 percent, from first quarter 2006.

- Growth in average *earning assets* increased revenues $36 million.

- The impact of higher interest rates on new and existing finance receivables at Cat Financial added $20 million.



Consolidated Operating Profit Comparison
1st Qtr 2007 vs. 1st Qtr 2006

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between first quarter 2006 (at left) and first quarter 2007 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled *Consolidating Adjustments/M&E Other Operating Expense* includes the operating profit impact of Progress Rail.

Operating Profit

Operating profit in first quarter 2007 decreased $78 million, or 6 percent, from last year, driven by higher core operating costs, partially offset by higher price realization.

Core operating costs rose $207 million from first quarter 2006. Of this increase, $156 million was attributable to higher *manufacturing costs*. Manufacturing costs include both variable and *period costs* associated with building our products. Nearly all of the increase in manufacturing costs was attributable to variable costs. The increase in variable manufacturing costs was a result of operating inefficiencies, warranty and higher material costs. Operating inefficiencies were primarily the result of lower production of truck engines. Non-manufacturing core operating costs were up $51 million as a result of higher Selling, General and Administrative (SG&A) and Research and Development (R&D) expenses to support significant new product programs as well as order fulfillment/velocity initiatives.

Operating Profit by Principal Line of Business

(Millions of dollars)	First Quarter 2006	First Quarter 2007	$ Change	% Change
Machinery[1]	$ 837	$ 717	$ (120)	(14%)
Engines[1]	294	347	53	18%
Financial Products	170	167	(3)	(2%)
Consolidating Adjustments	(83)	(91)	(8)	
Consolidated Operating Profit	$ 1,218	$ 1,140	$ (78)	(6%)

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Operating Profit by Principal Line of Business

- **Machinery** operating profit of $717 million was down $120 million, or 14 percent, from first quarter 2006. The unfavorable impact of higher core operating costs and lower sales volume was partially offset by improved price realization.

- **Engines** operating profit of $347 million was up $53 million, or 18 percent, from first quarter 2006. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs. Continued strength in our commercial engines industries has allowed us to more than offset the profit decline in the on-highway truck engine industry.

- **Financial Products** operating profit of $167 million was down $3 million, or 2 percent, from first quarter 2006.

Other Profit/Loss Items

- **Other income/expense** was income of $111 million compared with income of $43 million in first quarter 2006. The change was primarily due to a $46 million gain on the sale of a security and favorable currency gains.

- **The provision for income taxes** in the first quarter reflects an estimated annual tax rate of 32 percent for 2007 compared to 31 percent for the first quarter 2006 and 29 percent for the full-year 2006. The increase is primarily due to the repeal of Extraterritorial Income Exclusion (ETI) benefits in 2007 as well as a change in our geographic mix of profits.

Employment

Caterpillar's worldwide employment was 95,334 in first quarter 2007, up 8,350 from 86,984 in first quarter 2006. The increase was primarily due to the addition of approximately 4,650 employees from acquisitions, mainly Progress Rail. In addition, approximately 3,700 employees were added to support growth and new product introductions.

Sales & Revenues Outlook for 2007

We have raised our outlook for 2007 sales and revenues. We expect sales and revenues to be in a range of $42 to $44 billion, up from the previous outlook of $41.5 to $43.6 billion. Using the midpoint of the range, $43 billion, as a reference, this expected increase over 2006 is due to improved price realization, the impact of Progress Rail for a full year and increased Financial Products revenues, partially offset by a decline in Machinery and Engines volume of approximately 2 percent.

- The expected decline in machinery and engines volume is in North America, a result of a weak U.S. economy, a reduction in dealer machine inventories and a sharp drop in North American on-highway engine sales. Volume is expected to increase in all other regions.

- Global liquidity likely will tighten further in 2007 as European, Japanese and some developing country banks raise interest rates further. Rate cuts in North America, expected in the last half of the year, will not have much impact in 2007.

- Expected monetary tightening will start from an accommodative position, so economic growth this year should not be significantly affected. We forecast world economic growth will slow from 4 percent in 2006 to about 3.5 percent in 2007. Growth should slow in all regions but will fall below potential only in North America.

- The U.S. economy has averaged below trend growth since first quarter 2006, and we project growth will average about 2 percent this year. Weakness has spread from housing, automobile sales and transportation into capital goods. We forecast that sluggish economic growth will depress machinery sales this year and pose an additional threat to on-highway truck engines.

- Prospects outside North America are very positive. Europe is experiencing the best economic growth since 2000, and leading indicators and business surveys suggest good growth will continue.

- We expect the developing economies will continue their best recovery in decades. Good economic growth is now driving very large gains in construction spending and increasing the demand for standby electrical power.

- Housing construction will decline in the U.S. but should improve in other regions. Outside the U.S. incomes are rising, home prices are increasing and credit terms are generally attractive.

- Nonresidential construction should grow in most countries, with the strongest growth outside the U.S. High corporate profits, readily available credit and increased office rents are positives for building construction. Improved government finances should boost infrastructure development.

- Iron ore contract prices for the current fiscal year (started April 1) settled at a 9.5 percent increase. Base metals prices held well above year-earlier prices in the first quarter, and some metals price indices hit record highs in March. We expect base metals prices will ease over coming months but remain attractive for new investment. Demand remains high due to fast growth in industrial production, and inventories are low.

- After dropping to almost $50 per barrel in January, West Texas Intermediate crude oil prices rebounded to a $66 peak in March. Surplus production capacity has increased, but prices remain sensitive to possible supply disruptions. We expect that further production increases, higher oil inventories and moderation in oil demand will result in about a $58 average price in 2007. That price will be attractive for increased exploration, drilling, pipeline expenditures and tar sands development, which should benefit both machinery and engine sales.

- International contracts for thermal coal exports settled with almost a 6 percent price increase. Coking coal contract prices declined 16 percent, however, the new price is still 65 percent higher than the 2004 price. Favorable prices and increased coal usage should drive increased investments in coalmines, particularly outside North America.

- We expect strong demand for marine engines in 2007. International trade is increasing, and ocean shipping rates are much higher than last year. Shipyards are contracting for 2009 berths.

North America (United States and Canada) Machinery and Engines sales are expected to decrease about 11 percent in 2007. We project machinery and engines volume, excluding Progress Rail, will decline.

- Data shows the U.S. economy is growing slowly despite the recent favorable employment report. Economic growth averaged a 2.3 percent annual rate over the last three quarters of 2006, and recent data suggest even slower growth in first quarter 2007. Growth has been below the trend for about a year.

- The more cyclically sensitive sectors of the economy, which often weaken in advance of the overall economy, are performing poorly. Housing starts are down 30 percent from their 2006 peak, light vehicle sales are 5 percent below their prior peak, freight movements declined more than 2 percent over the past year, manufacturing output has been flat since last August and capital spending declined in the fourth quarter. We do not believe these sectors can improve in the current economic environment. Housing, the most distressed sector, has yet to show convincing signs of recovery.

- We are changing our forecast to reflect growth of about 2 percent in 2007, down from our previous forecast of 2.5 percent. The construction machine industry, which started declining in second quarter 2006, should decline throughout 2007.

- A sluggish economy should drive core inflation below 2 percent prompting the Fed to cut interest rates. The two cuts expected, however, are not likely until the second half and would be too late to benefit either the economy or our results this year.

- Factors contributing to the decline in machinery sales include lower activity in some industries and tighter financial conditions. The latter are causing users to delay replacements, even in those applications where activity is increasing. In the first quarter, dealers reported lower deliveries to most machine industries.

- Housing starts averaged almost 1.5 million units at an annual rate in the first quarter of this year, 30 percent lower than a year earlier. The sub-prime loan crisis likely will cause mortgage lenders to tighten standards, further reducing new home sales. We are lowering our housing start forecast to about 1.5 million units, the lowest since 1997. Total housing units supplied, which include mobile homes, should be about 1.6 million units, the lowest since 1993.

- Nonresidential structures investment barely increased in fourth quarter 2006, following several quarters of very strong growth. Although contracting has been weak the past few months, leading indicators remain positive, and lending is increasing. We project investment will increase about 3 percent in 2007, down from 9 percent growth last year. Slower growth likely will be unfavorable for both construction machinery and standby electrical power.

- Congress authorized a 9 percent increase in federal highway funding for the current fiscal year on February 14, 2007. Until then, continuing resolutions had capped funding at a 6 percent increase, which caused highway contracts awarded to decline in the first two months of this year. Contracting improved in March and should increase at least 2 percent for the full year.

- Coal production declined 3 percent so far this year, and spot prices dropped 25 percent or more. Electric utilities reduced coal burn, stockpiles increased rapidly and international trade deteriorated. However, domestic prices are well below international prices, which should encourage recent improvements in prices to continue. We expect coal production will increase about 1 percent this year.

- Metals mines increased output almost 3 percent in the first quarter, and prices were 53 percent higher. Metals prices should remain attractive for new investments in 2007.

- The Canadian economy likely will grow about 2 percent in 2007. However, tar sands development, the large mining sector and lower interest rates should create a more favorable environment for the construction machinery industry than in the United States.

- The North American on-highway truck industry should decline about 40 percent this year. Much of the decline results from truck manufacturers, truck dealers and trucking companies depleting inventories built to cope with the risks of new diesel engine emission standards. Other problems include a decline in truck freight volume and some deterioration in truck carrier profit margins.

EAME Machinery and Engines sales are expected to increase about 19 percent in 2007.

- The European Union economy recorded 3.4 percent growth in fourth quarter 2006, the best since third quarter 2000. Surveys of business conditions suggest growth will continue but at a slower rate than in 2006.

- The European Central Bank raised its interest rate to 3.75 percent in March, and a move to 4 percent seems almost certain. The Bank of England raised its interest rate to 5.25 percent, and another increase is possible.

- Although interest rates are approaching 2000 peaks, we do not anticipate any disruptions to growth in 2007. Projected economic growth of 2.4 percent would be the second-best year since 2000.

- Residential construction has been strong for several years due to rising home prices and low mortgage interest rates. Mortgage interest rates have risen, and housing permits slowed in the last half of 2006. We expect housing construction to continue growing, although slower than last year's 5 percent pace.

- Growth in nonresidential construction accelerated in 2006, and 2007 should be a very good year. Construction surveys are positive, and lending to businesses increased almost 13 percent in the first quarter.

- We forecast economic growth will be 5 percent in Africa/Middle East this year, slightly slower than in 2006. As in the past, countries will benefit from high energy and metals prices and infrastructure development. Africa is gaining favor as a site for both energy and metals mine development.

- Rapid economic growth is creating inflationary pressures in both Turkey and South Africa; central banks likely will maintain tight policies in response. These changes, however, will not likely slow current double-digit percentage growth in construction.

- We expect the CIS economy will increase over 7 percent this year, slightly slower than last year. Metals mining and energy investment should be strong in Russia as well as in several other countries in the region. Governments should invest more in infrastructure development, and rising real incomes will lead to more housing construction.

Latin America Machinery and Engines sales are expected to increase about 15 percent in 2007.

- Most countries improved economic policies by reducing inflation, cutting government budget deficits and increasing exports. The region ran over a $50 billion current account surplus last year and increased foreign exchange reserves to almost $320 billion. These improvements allowed central banks to maintain low interest rates, with Brazil still having room to reduce rates further.

- We do not expect governments to change policies sufficiently to disrupt economies this year. So economic growth should average more than 4.5 percent, the fourth consecutive year of strong growth. Construction spending grew faster than the overall economy last year, and that relationship should continue this year.

- Early indications are that worldwide mining investment should increase 10 to 20 percent this year. Latin America typically receives the largest share of those funds, so we expect mining investment will increase this year. In the past, mine production increased less in response to higher metals prices than many expected; this year, past investments should allow production to increase faster.

- Both Argentina and Venezuela are increasing public spending and keeping interest rates low relative to inflation. These policies, while not sustainable long term, caused construction to increase 18 percent in Argentina and 32 percent in Venezuela. We do not expect governments to reverse policies this year, so construction will continue growing in both countries.

Asia/Pacific Machinery and Engines sales are expected to increase about 17 percent in 2007.

- Both China and India recently announced plans to slow economic growth, which will lead to further tightening. However, other countries should be near the end of their recent policy tightening, and some could lower interest rates this year.

- Policy changes should not significantly affect 2007 growth. Interest rates should remain low, and most countries will benefit from a fast growing world economy. Regional economic growth should slow to about 7 percent this year, down from 7.5 percent last year.

- The region ran over a $300 billion current account surplus last year, with about 75 percent originating in China. Foreign exchange reserves total almost $2.3 trillion, causing difficulties for central banks in controlling domestic credit growth. Asia's exports, which continued to increase in early 2007, are creating trade frictions.

- Rising trade frictions and pressure to better use reserves should cause governments to focus more on internal growth. That change will occur slowly, with benefits for infrastructure development and housing construction.

- Fast economic growth has driven a need for more construction and electric generator sets.   Construction growth has been in excess of 5 percent in many countries, and we expect good growth in 2007.

- Indonesia's recovery in sales should continue this year. Interest rates are much lower than last year, and industrial production is recovering. Mining should do well, benefiting from the country's position as the world's second largest coal exporter.

- Australia's economy continues to grow below potential, but nonresidential construction and mining should be sources of strength for our businesses. We forecast that exports of coal and metals will increase in response to favorable prices and that mine development expenditures will continue rapid growth.

Financial Products Revenues

- We expect continued growth in Financial Products for 2007. Revenues are expected to increase approximately 12 percent versus 2006, primarily due to higher average earning assets in 2007 at Cat Financial and increased premiums at Cat Insurance.

Sales and Revenues Outlook – Midpoint of Range[1]

(Millions of dollars)	2006 Actual	2007 Outlook	% Change
Machinery and Engines			
North America	$ 20,155	$ 18,000	(11%)
EAME	10,287	12,225	19%
Latin America	3,646	4,200	15%
Asia/Pacific	4,781	5,600	17%
Total Machinery and Engines	38,869	40,025	3%
Financial Products[2]	2,648	2,975	12%
Total	$ 41,517	$ 43,000	4%

[1] The Consolidated Operating Profit chart below reflects sales and revenues at the midpoint of the range.

[2] Does not include revenues earned from Machinery and Engines of $330 million and $466 million in 2007 and 2006, respectively.



Consolidated Operating Profit Comparison[1]
2007 Outlook vs. 2006

[1] The PPS outlook is between $5.30 and $5.80. The above chart illustrates operating profit at the midpoint of this profit range. Each of the stair steps in the chart may individually vary within the outlook range.

[2] Other includes the impact of currency, consolidating adjustments, M&E other operating expenses, operating profit of Progress Rail and the effects of rounding.

2007 Outlook – Profit

We expect profit per share to be in the range of $5.30 to $5.80. 2007 is expected to benefit from improved price realization, partially offset by lower sales volume, higher core operating costs and a higher effective tax rate.

Q&A

Sales and Revenues / Economic & Industry

Q1: **Your economic and industry outlook for 2007 has changed somewhat from your previous outlook; can you summarize the key differences?**

A: In the U.S., housing construction worsened in the first quarter of this year, and rising mortgage delinquency rates and the potential for falling home prices create new uncertainties. As a result, we lowered our forecast of 2007 housing starts from 1.7 million units to 1.5 million units.

In the absence of a housing rebound, and with weaknesses in capital spending, we believe the U.S. economy is in a period of slow growth. We've lowered our forecast of 2007 U.S. economic growth from 2.5 percent to 2 percent.

We would like to emphasize that the current weakness in the U.S. economy does not change the long-term needs for increased construction and mining development in the U.S. In fact, the current downturn will likely add to future needs. Housing starts are too low to meet the needs of a growing population, one year of good growth in nonresidential building did not offset more than 20 years of net depreciation of existing buildings and an inadequate highway system is still a problem for the driving public.

On the upside, growth outside North America has been even stronger than expected. Two positives from this have been very strong growth in construction and better demand for commodities. Some metals prices hit new highs during the quarter.

Q2: **You have highlighted residential construction in the U.S. as a weak spot. Have you changed your estimates, and can you comment on the strength in nonresidential spending in the U.S. and worldwide?**

A: We reduced our U.S. housing starts forecast from 1.7 million units to 1.5 million. Nonresidential contracting started the year slow due to weakness in commercial and industrial contracting, probably related to housing, and delays in authorizing fiscal year 2007 federal highway funding. The federal budget recently passed, and it provides for a 9 percent increase in funding. So we expect highway contracts awarded will increase for the full year.

Factors that normally support U.S. nonresidential building remain positive. Corporate profits are high, and bank commercial and industrial lending increased about 13 percent in the first quarter. We do expect some growth in new contracts but at a slower rate than last year.

Outside the U.S., construction has been doing very well. We expect that low interest rates, good profits and continued economic growth will support good growth in construction this year.

Q3: **Mining and oil and gas have been very strong industries for the past few years. Can you comment on your expectations going forward from here?**

A: Commodity prices have held up better than expected. We believe prices for most commodities are well above levels favorable for new investment, and our first quarter results indicated strong demand for our products that support these industries. We continue to have a positive outlook for these industries worldwide.

Q4: **You said you were expecting dealer machine inventories to decline in 2007, particularly in North America. Did that happen in the first quarter, and what are your expectations for full-year 2007? What are your expectations for dealer inventory outside North America?**

A: North American dealer inventories decreased in the first quarter, and we expect further declines in the remainder of the year. Outside North America, some dealers reduced inventories, but regions with fast sales growth, such as EAME, may have an increase in dealer inventories during the year. However, we expect dealers in all regions will reduce inventories in months of supply relative to the end of 2006. As availability improves, dealers will have less need to stock machines.

Engines

Q5: **You expected a significant drop in demand in 2007 for truck engines as a result of new emissions requirements. Did the first quarter play out as you expected, and what are your current expectations for the full year?**

A: Caterpillar truck engine sales declined significantly in the first quarter, as we had anticipated. Order rates were somewhat lower than we had expected on our 2007 model truck engines as the United States truck manufacturers sold a greater number of trucks with 2006 model engines than we had anticipated. However, our truck engine shipments to countries outside the United States were stronger than expected. Due to the slower first quarter, we anticipate our full-year truck engine sales to be slightly lower than planned; the North American heavy-duty truck industry forecast (including Mexico) remains unchanged at approximately 175,000-180,000 units.

Q6: **Are you ready with your 2007 emissions-certified truck engines? Are 2007 engines currently engineered into all chassis and ready to go for your major customers?**

A: The full Caterpillar on-highway engine product line from C7 to C15 is EPA certified at 2007 emissions levels and has completed extensive product development and validation. This includes over 16 million miles of in-field validation with customers in a wide range of applications. Engineering integration into our OEMs' chasses is on schedule, and we have been shipping product to support vehicle phase-in plans. However, we did experience some delays in availability of 2007 products during the first quarter. The delays were impacted by high build rates of our 2006 engines through the end of 2006 and a few supply chain challenges as we converted production lines to our 2007 model engines. Some ramp-up issues resulted from matching our engine models' ramp-up timing with the specific customer demand for our various engines.

Q7: Sales and operating profit for engines seems to have held up well despite the sharp drop in on-highway truck engines. Can you comment on the strength of the other engine industries?

A: As demonstrated in the first quarter, our overall engine business remains strong. We continue to see growth in non-truck engine industries. Energy prices are expected to remain favorable for continued investment in oil and gas applications. Marine applications are strong as shipyards are nearly full through 2008 and many new contracts are for deliveries into 2009 and 2010. Oceangoing freight rates have dropped from their peak but are still elevated compared to historical levels. In the electric power industry, demand continues to be strong, primarily driven by infrastructure development with revenues generated from high oil prices and a positive investment climate.

Q8: We have heard that you have announced some 2008 price increases. Is this true?

A: Yes. We have announced 2008 price increases to our dealers for large engine products. Lead times and strong order demand drove the need to announce 2008 price increases.

Costs / Profit / Acquisitions / Cash Flow

Q9: Your outlook for 2007 reflects an increase of $300 million in core operating costs from 2006 and a $75 million increase from the previous outlook for 2007. What's causing the increase?

A: The increase is related to higher material costs and costs to support higher sales and revenues.

Q10: We hear about continuing cost pressure on material costs from other manufacturing companies. What are your expectations for 2007 material costs?

A: We are experiencing continued cost pressure from higher commodity prices such as copper, steel and nickel. In addition, capacity constraints related to large tires and bearings are contributing to cost pressure. We expect material costs to increase slightly from 2006.

Q11: You expected that sharp declines in on-highway truck and U.S. housing industries would impact operating profit about $200 million in the first quarter. Was the impact about as you expected?

A: A decline in the on-highway truck and U.S. housing industries had a significant impact on our sales and operating efficiencies in first quarter 2007 compared to first quarter 2006. We estimate the combined effect of these two industries negatively impacted first quarter 2007 operating profit by approximately $130 million compared with first quarter 2006.

Q12: Can you break down your first quarter core operating costs in more detail?

A: The following table summarizes the increase in core operating costs in first quarter 2007 versus first quarter 2006:

Core Operating Cost Change (Millions of dollars)	1st Quarter 2007 vs. 1st Quarter 2006
Manufacturing Costs...	$ 156
SG&A..	21
R&D	30
Total...	$ 207

Core operating costs rose $207 million from first quarter 2006. Of this increase, $156 million was attributable to higher manufacturing costs. Manufacturing costs include both period and variable costs associated with building our products. Nearly all of the increase in manufacturing costs was attributable to variable costs. The increase in variable manufacturing costs was a result of operating inefficiencies, warranty and higher material costs. Lower production volume of truck engines drove most of the operating inefficiencies. Non-manufacturing core operating costs were up $51 million as a result of higher Selling, General and Administrative (SG&A) and Research and Development (R&D) expenses to support significant new product programs as well as order fulfillment/velocity initiatives.

Q13: Last summer you acquired Progress Rail. In general, how has it performed?

A: We are very pleased with the performance of Progress Rail since it was acquired in June 2006. Actual results were better than we had projected in both 2006 and in the first quarter of 2007. Sales, operating profit and operating profit as a percent of sales are all higher than anticipated at the time of acquisition. In the first quarter of 2007, Progress Rail sales were $389 million.

Q14: During the first quarter you announced discussions with MHI and SCM that you expected to result in Caterpillar owning a majority stake in SCM. What's the status?

A: We are currently conducting due diligence and negotiating definitive agreements with Mitsubishi Heavy Industries (MHI). When complete, SCM will proceed with the execution of a share redemption for a portion of SCM's shares held by MHI. We anticipate that redemption will take place in the fourth quarter of 2007.

Q15: Can you comment on your new stock repurchase program?

A: On February 14th, the Board of Directors approved a new $7.5 billion stock repurchase program that we expect to complete within the next five years. This is the fourth stock buy-back program since 1995. Over that 12-year period, Caterpillar has returned $8.5 billion to stockholders through stock repurchase programs. The previous program, valued at about $6.4 billion, was approved in October 2003. We completed this buy-back program in April, reducing outstanding shares to 640 million. Total shares repurchased under the program were just under 113 million. We are pleased to have completed this five year stock repurchase program 18 months ahead of schedule and have not begun repurchasing shares under the new $7.5 billion stock repurchase program.

18

GLOSSARY OF TERMS

1. **Cat Production System (CPS)** - The Caterpillar Production System is the common Order-to-Delivery process being implemented enterprise-wide to achieve our safety, quality and velocity goals for 2010 and beyond.

2. **Consolidating Adjustments** – Eliminations of transactions between Machinery and Engines and Financial Products.

3. **Core Operating Costs** – Machinery and Engines variable manufacturing cost change adjusted for volume and change in period costs. Excludes the impact of currency.

4. **Currency** – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5. **Diversified Service Businesses** – A service business or a business containing an important service component. These businesses include, but are not limited to, aftermarket parts, Cat Financial, Cat Insurance, Cat Logistics, Cat Reman, Progress Rail, OEM Solutions and Solar Turbine Customer Services.

6. **EAME** – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** – These assets consist primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

8. **Engines** – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machine and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to over 16 000 kilowatts). Turbines range from 1,600 to 20,500 horsepower (1 200 to 15 000 kilowatts).

9. **Financial Products** – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an investor in independent power projects using Caterpillar power generation equipment and services.

10. **Latin America** – Geographic region including Central and South American countries and Mexico.

11. **Machinery** – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

12. **Machinery and Engines (M&E)** – Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

13. **Manufacturing Costs** – Manufacturing costs represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machine and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

14. **M&E Other Operating Expenses** – Comprised primarily of gains (losses) on disposal of long-lived assets, long-lived asset impairment charges and impairment of goodwill.

15. **Operating Profit** – Sales and revenues minus operating costs.

16. **Period Costs** – Comprised of Machinery and Engines period manufacturing costs, SG&A expense and R&D expense.

17. **Price Realization** – The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

18. **Profit** – Consolidated profit before taxes less provision for income taxes plus equity in profit (loss) of unconsolidated affiliated companies.

19. **Sales Volume** – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machines, engines and parts as well as the incremental revenue impact of new product introductions. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machines, engines and parts combined with product mix—the net operating profit impact of changes in the relative weighting of machines, engines and parts sales with respect to total sales.

20. **6 Sigma** – On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities. At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement—it has become the way we work as teams to process business information, solve problems and manage our business successfully.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or as a substitute for the related GAAP measure.

MACHINERY AND ENGINES

Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 25-28 reconcile Machinery and Engines with Financial Products on the equity basis to Caterpillar Inc. Consolidated financial information.

SAFE HARBOR

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will" and "expect" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions; currency exchange or interest rates; political stability; market acceptance of the company's products and services; significant changes in the competitive environment; epidemic diseases; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's Form 10-K filed with the Securities and Exchange Commission on February 23, 2007. This filing is available on our website at _http://www.cat.com/sec_filings_. We do not undertake to update our forward-looking statements.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
> (800) 228-7717 (Inside the United States and Canada)
> (858) 244-2080 (Outside the United States and Canada)

Internet:
> _http://www.cat.com/investor_
> _http://www.cat.com/irwebcast_ (live broadcast/replays of quarterly conference call)

Caterpillar contact:
> Rusty Dunn
> Corporate Public Affairs
> (309) 675-4803
> _Dunn_Rusty_L@cat.com_

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

| | Three Months Ended March 31, | |
	2007	2006
Sales and revenues:		
Sales of Machinery and Engines	$ 9,321	$ 8,743
Revenues of Financial Products	695	649
Total sales and revenues	10,016	9,392
Operating costs:		
Cost of goods sold	7,136	6,552
Selling, general and administrative expenses	890	821
Research and development expenses	340	307
Interest expense of Financial Products	271	232
Other operating expenses	239	262
Total operating costs	8,876	8,174
Operating profit	1,140	1,218
Interest expense excluding Financial Products	79	68
Other income (expense)	111	43
Consolidated profit before taxes	1,172	1,193
Provision for income taxes	375	370
Profit of consolidated companies	797	823
Equity in profit (loss) of unconsolidated affiliated companies	19	17
Profit	$ 816	$ 840
Profit per common share	$ 1.27	$ 1.25
Profit per common share – diluted [1]	$ 1.23	$ 1.20
Weighted average common shares outstanding (millions)		
- Basic	643.9	672.0
- Diluted [1]	665.2	699.1
Cash dividends declared per common share	$ -	$ -

[1] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	Mar. 31, 2007	Dec. 31, 2006
Assets		
Current assets :		
Cash and short-term investments	$ 607	$ 530
Receivables – trade and other	8,016	8,607
Receivables – finance	6,700	6,804
Deferred and refundable income taxes	847	733
Prepaid expenses and other current assets	657	638
Inventories	7,131	6,351
Total current assets	23,958	23,663
Property, plant and equipment – net	8,892	8,851
Long-term receivables – trade and other	705	860
Long-term receivables – finance	11,799	11,531
Investments in unconsolidated affiliated companies	554	562
Noncurrent deferred and refundable income taxes	2,121	1,949
Intangible assets	460	387
Goodwill	1,940	1,904
Other assets	1,819	1,742
Total assets	$ 52,248	$ 51,449
Liabilities		
Current liabilities :		
Short-term borrowings:		
-- Machinery and Engines	$ 649	$ 165
-- Financial Products	5,592	4,990
Accounts payable	4,044	4,085
Accrued expenses	2,883	2,923
Accrued wages, salaries and employee benefits	704	938
Customer advances	1,081	921
Dividends payable	-	194
Other current liabilities	899	1,145
Long-term debt due within one year:		
-- Machinery and Engines	442	418
-- Financial Products	3,656	4,043
Total current liabilities	19,950	19,822
Long-term debt due after one year:		
-- Machinery and Engines	3,679	3,694
-- Financial Products	13,338	13,986
Liability for postemployment benefits	5,873	5,879
Other liabilities	1,916	1,209
Total liabilities	44,756	44,590
Stockholders' equity		
Common stock	2,518	2,465
Treasury stock	(7,789)	(7,352)
Profit employed in the business	15,550	14,593
Accumulated other comprehensive income	(2,787)	(2,847)
Total stockholders' equity	7,492	6,859
Total liabilities and stockholders' equity	$ 52,248	$ 51,449

Certain amounts for prior periods have been reclassified to conform to the current period financial statement presentation.

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Three Months Ended March 31,	
Cash flow from operating activities:	2007	2006
Profit	$ 816	$ 840
Adjustments for non-cash items:		
Depreciation and amortization	412	400
Other	1	10
Changes in assets and liabilities:		
Receivables - trade and other	739	(463)
Inventories	(734)	(618)
Accounts payable and accrued expenses	(141)	216
Other assets - net	(71)	(4)
Other liabilities - net	327	126
Net cash provided by (used for) operating activities	1,349	507
Cash flow from investing activities:		
Capital expenditures - excluding equipment leased to others	(252)	(233)
Expenditures for equipment leased to others	(252)	(252)
Proceeds from disposals of property, plant and equipment	106	208
Additions to finance receivables	(2,553)	(2,346)
Collections of finance receivables	2,359	2,220
Proceeds from the sale of finance receivables	40	17
Investments and acquisitions (net of cash acquired)	(153)	(4)
Proceeds from sale of available-for-sale securities	62	76
Investments in available-for-sale securities	(124)	(118)
Other - net	140	117
Net cash provided by (used for) investing activities	(627)	(315)
Cash flow from financing activities:		
Dividends paid	(193)	(168)
Common stock issued, including treasury shares reissued	73	253
Treasury shares purchased	(511)	(738)
Excess tax benefit from stock-based compensation	26	101
Proceeds from debt issued (original maturities greater than three months)	1,875	2,084
Payments on debt (original maturities greater than three months)	(3,028)	(2,830)
Short-term borrowings (original maturities three months or less)--net	1,107	806
Net cash provided by (used for) financing activities	(651)	(492)
Effect of exchange rate changes on cash	6	(2)
Increase (decrease) in cash and short-term investments	77	(302)
Cash and short-term investments at beginning of period	530	1,108
Cash and short-term investments at end of period	$ 607	$ 806

Certain amounts for prior periods have been reclassified to conform to the current period financial statement presentation.

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended March 31, 2007
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery and Engines[1]	Supplemental Consolidating Data: Financial Products	Supplemental Consolidating Data: Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 9,321	$ 9,321	$ -	$ -
Revenues of Financial Products	695	-	799	(104) [2]
Total sales and revenues	10,016	9,321	799	(104)
Operating costs:				
Cost of goods sold	7,136	7,136	-	-
Selling, general and administrative expenses	890	785	110	(5) [3]
Research and development expenses	340	340	-	-
Interest expense of Financial Products	271	-	272	(1) [4]
Other operating expenses	239	(4)	250	(7) [3]
Total operating costs	8,876	8,257	632	(13)
Operating profit	1,140	1,064	167	(91)
Interest expense excluding Financial Products	79	80	-	(1) [4]
Other income (expense)	111	-	21	90 [5]
Consolidated profit before taxes	1,172	984	188	-
Provision for income taxes	375	313	62	-
Profit of consolidated companies	797	671	126	-
Equity in profit (loss) of unconsolidated affiliated companies	19	18	1	-
Equity in profit of Financial Products' subsidiaries	-	127	-	(127) [6]
Profit	$ 816	$ 816	$ 127	$ (127)

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' revenues earned from Machinery and Engines.
3 Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
4 Elimination of interest expense recorded between Financial Products and Machinery and Engines.
5 Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
6 Elimination of Financial Products' profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended March 31, 2006
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines.............................	$ 8,743	$ 8,743	$ -	$ -
Revenues of Financial Products.............................	649	-	746	(97) [2]
Total sales and revenues	9,392	8,743	746	(97)
Operating costs:				
Cost of goods sold..	6,552	6,552	-	-
Selling, general and administrative expenses	821	724	103	(6) [3]
Research and development expenses	307	307	-	-
Interest expense of Financial Products	232	-	233	(1) [4]
Other operating expenses	262	29	240	(7) [3]
Total operating costs	8,174	7,612	576	(14)
Operating profit..	1,218	1,131	170	(83)
Interest expense excluding Financial Products	68	68	-	-
Other income (expense)...	43	(51)	11	83 [5]
Consolidated profit before taxes	1,193	1,012	181	-
Provision for income taxes	370	309	61	-
Profit of consolidated companies.............................	823	703	120	-
Equity in profit (loss) of unconsolidated affiliated companies...	17	16	1	-
Equity in profit of Financial Products' subsidiaries ...	-	121	-	(121) [6]
Profit...	$ 840	$ 840	$ 121	$ (121)

1   Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2   Elimination of Financial Products' revenues earned from Machinery and Engines.
3   Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
4   Elimination of interest expense recorded between Financial Products and Machinery and Engines.
5   Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
6   Elimination of Financial Products' profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Three Months Ended March 31, 2007
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 816	$ 816	$ 127	$ (127) [2]
Adjustments for non-cash items:				
Depreciation and amortization	412	248	164	-
Undistributed profit of Financial Products	-	(127)	-	127 [3]
Other	1	(25)	(57)	83 [4]
Changes in assets and liabilities:				
Receivables - trade and other	739	(49)	45	743 [4/5]
Inventories	(734)	(734)	-	-
Accounts payable and accrued expenses	(141)	(168)	(28)	55 [4]
Other assets - net	(71)	(64)	4	(11) [4]
Other liabilities - net	327	327	(11)	11 [4]
Net cash provided by (used for) operating activities	1,349	224	244	881
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(252)	(249)	(3)	-
Expenditures for equipment leased to others	(252)	-	(255)	3 [4]
Proceeds from disposals of property, plant and equipment	106	13	93	-
Additions to finance receivables	(2,553)	-	(7,910)	5,357 [5]
Collections of finance receivables	2,359	-	8,281	(5,922) [5]
Proceeds from the sale of finance receivables	40	-	359	(319) [5]
Net intercompany borrowings	-	33	(222)	189 [6]
Investments and acquisitions (net of cash acquired)	(153)	(153)	-	-
Proceeds from sale of available-for-sale securities	62	3	59	-
Investments in available-for-sale securities	(124)	(4)	(120)	-
Other - net	140	50	92	(2) [7]
Net cash provided by (used for) investing activities	(627)	(307)	374	(694)
Cash flow from financing activities:				
Dividends paid	(193)	(193)	-	-
Common stock issued, including treasury shares reissued	73	73	(2)	2 [7]
Treasury shares purchased	(511)	(511)	-	-
Excess tax benefit from stock-based compensation	26	26	-	-
Net intercompany borrowings	-	222	(33)	(189) [6]
Proceeds from debt issued (original maturities greater than three months)	1,875	26	1,849	-
Payments on debt (original maturities greater than three months)	(3,028)	(28)	(3,000)	-
Short-term borrowings (original maturities three months or less)--net	1,107	482	625	-
Net cash provided by (used for) financing activities	(651)	97	(561)	(187)
Effect of exchange rate changes on cash	6	4	2	-
Increase (decrease) in cash and short-term investments	77	18	59	-
Cash and short-term investments at beginning of period	530	319	211	-
Cash and short-term investments at end of period	$ 607	$ 337	$ 270	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' profit after tax due to equity method of accounting.

[3] Non-cash adjustment for the undistributed earnings from Financial Products.

[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.

[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.

[7] Change in investment and common stock related to Financial Products.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Three Months Ended March 31, 2006
(Unaudited)

(Millions of dollars)		Supplemental Consolidating Data		
	Consolidated	Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 840	$ 840	$ 121	$ (121) [2]
Adjustments for non-cash items:				
Depreciation and amortization	400	235	165	-
Undistributed profit of Financial Products	-	(121)	-	121 [3]
Other	10	7	(84)	87 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(463)	(175)	50	(338) [4,5]
Inventories	(618)	(618)	-	-
Accounts payable and accrued expenses	216	225	(14)	5 [4]
Other assets – net	(4)	(7)	(7)	10 [4]
Other liabilities – net	126	132	5	(11) [4]
Net cash provided by (used for) operating activities	507	518	236	(247)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(233)	(226)	(7)	-
Expenditures for equipment leased to others	(252)	-	(257)	5 [4]
Proceeds from disposals of property, plant and equipment	208	3	205	-
Additions to finance receivables	(2,346)	-	(8,566)	6,220 [5]
Collections of finance receivables	2,220	-	7,946	(5,726) [5]
Proceeds from the sale of finance receivables	17	-	272	(255) [5]
Net intercompany borrowings	-	102	3	(105) [6]
Investments and acquisitions (net of cash acquired)	(4)	(4)	-	-
Proceeds from sale of available-for-sale securities	76	4	72	-
Investments in available-for-sale securities	(118)	(14)	(104)	-
Other - net	117	14	115	(12) [7]
Net cash provided by (used for) investing activities	(315)	(121)	(321)	127
Cash flow from financing activities:				
Dividends paid	(168)	(168)	-	-
Common stock issued, including treasury shares reissued	253	253	(12)	12 [7]
Treasury shares purchased	(738)	(738)	-	-
Excess tax benefit from stock-based compensation	101	101	-	-
Net intercompany borrowings	-	(3)	(102)	105 [6]
Proceeds from debt issued (original maturities greater than three months)	2,084	29	2,055	-
Payments on debt (original maturities greater than three months)	(2,830)	(7)	(2,823)	-
Short-term borrowings (original maturities three months or less)--net	806	(174)	980	-
Net cash provided by (used for) financing activities	(492)	(707)	98	117
Effect of exchange rate changes on cash	(2)	7	(12)	3 [8]
Increase (decrease) in cash and short-term investments	(302)	(303)	1	-
Cash and short-term investments at beginning of period	1,108	951	157	-
Cash and short-term investments at end of period	$ 806	$ 648	$ 158	$ -

Certain amounts have been reclassified to conform to the current period financial statement presentation.

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.
[7] Change in investment and common stock related to Financial Products.
[8] Elimination of the effect of exchange on intercompany balances.